VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

04046273

RECEIVED
2004 NOV 15 P 4: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

3 November 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

SUPPL

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Hulls
Corporate Administrator

dw 11/30

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

1 October 2004

**GENERAL MEETING – 8 OCTOBER 2004
UPDATE**

As previously disclosed, a general meeting of Village Roadshow Limited ("the Company") will be held on 8 October 2004 to seek approval for the purposes of s257C of the Corporations Act for the Company to buy-back up to 43 million ordinary shares (being approximately 20.34% of the current issued ordinary shares) on market in the twelve months following the date the resolution is passed.

The Company confirms that on 1 October 2004 it gave an undertaking to the Takeovers Panel that it will not buy-back any ordinary shares under the buy-back the subject of the resolution if the resolution would not have been passed but for Village Roadshow Corporation Limited ("VRC") or its associates voting in favour of it.

The effect is that the Company will not buy-back any ordinary shares under the buy-back unless the buy-back is approved by a majority of the votes cast on the resolution by shareholders other than VRC and its associates.

Web Site: www.villageroadshow.com.au

8 October 2004

Chairman's Address to General Meeting

Over recent months the Company has announced that, to meet its target issued capital of an aggregate of between 235 million and 285 million ordinary and preference shares, the Company intends to undertake further on-market buy-backs of up to between 36.5 and 86.5 million shares of both classes.

With only approximately 110 million preference shares on issue, the Directors believe that in order to achieve the Company's capital management objectives, it is likely that it may be necessary to buy-back ordinary shares as well as preference shares.

As a result of the on-market buy-back of ordinary shares conducted by the Company earlier this year, the Company has bought back the maximum number of ordinary shares it is permitted to buy-back at this time without shareholder approval, being 10% of the smallest number of ordinary shares on issue at any time in the last 12 months.

To enable the Company to buy-back further ordinary shares if it decides to do so, the Directors convened this meeting to ask shareholders to pass a resolution approving the buy-back of up to a further 43 million ordinary shares (being approximately 20.34% of the current issued ordinary shares) on-market in the twelve months following the date of this meeting.

All ordinary and preference shareholders are entitled to vote on the resolution.

However, the Company has provided an undertaking to the Takeovers Panel that the Company will not buy-back any ordinary shares under the buy-back contemplated by the resolution if the resolution would not have been passed but for Village Roadshow Corporation Limited or its associates voting in favour of it.

The resolution does not apply to buy-backs of preference shares. The Company may undertake on-market buy-backs of preference shares at any time without shareholder approval.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 October 2004

NON-VRC SHAREHOLDERS ENDORSE CAPITAL MANAGEMENT OBJECTIVES

Village Roadshow Limited announces that shareholders at the General Meeting on Friday 8 October 2004 have passed the resolution to approve the on-market buy-back of up to 43 million ordinary shares. The meeting was chaired by independent director Peter Jonson.

The buy-back was approved by a majority of shareholders other than Village Roadshow Corporation Limited ("VRC") (the Company's majority shareholder controlled by executive directors Robert Kirby, John Kirby and Graham Burke) and its associates.

This demonstrates the support of the non-VRC shareholders for the Company's capital management objectives.

As advised in the Booklet convening the General Meeting, the Company will make an announcement to ASX prior to commencing any buy-back of ordinary shares authorised by the resolution.

The Company has received from the Company's Share Registry, Computershare Investor Services Pty Ltd, confirmation of the numbers and percentages in respect of the poll conducted on the resolution voted on at the General Meeting.

The following information is provided in accordance with s251AA of the Corporations Act:

In respect to the resolution the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy directed to vote 'for' the resolution	69,641,244
• Votes where the proxy was directed to vote 'against' the resolution	63,093,022**
• Votes where the proxy may exercise a discretion how to vote	9,085,744
In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was	22,016

The resolution was carried as an ordinary resolution on a poll, the details of which are:

• The number of votes cast 'for' the resolution	191,175,477
• The number of votes cast 'against' the resolution	63,100,822**
In addition, the number of votes which abstained from voting was	22,216

The percentage of the votes cast 'for' the resolution was 75.18%.

Shareholders will be aware that the Company has given an undertaking to the Takeovers Panel the effect of which is that it will not buy-back any ordinary shares under the buy-back unless the buy-back was approved by a majority of the votes cast on the resolution by shareholders other than VRC and its associates.

The resolution was approved by a majority of the votes cast on the resolution by shareholders other than VRC and its associates. Details are as follows:

- The number of votes cast 'for' the resolution other than by VRC and its associates 80,095,129
- The number of votes cast 'against' the resolution 63,100,822**

In addition, the number of votes which abstained from voting was 22,216

The percentage of the votes cast 'for' the resolution (excluding those cast by VRC and its associates) was 55.93%.

** A question arose in relation to the validity of 15,062,693 votes purported to have been cast by proxy 'against' the resolution ("Uncertain Votes"). The resolution was passed even assuming the validity of the Uncertain Votes. If the Uncertain Votes are disregarded, the resolution has been passed by an even greater majority of the shareholders.

12 October 2004

ANZ BANK CONSENTS TO ORDINARY BUY-BACK

As disclosed in the Booklet of 3 September 2004 convening the meeting of shareholders held last Friday 8 October 2004, the on-market buy-back of up to 43 million ordinary shares requires the approval of Village Roadshow Limited's principal banker, ANZ Bank, under the Company's corporate banking facility.

Following shareholder approval last Friday authorising the on-market buy-back of up to 43m ordinary shares in the Company, the Company sought the approval of the ANZ Bank in accordance with the terms of its corporate banking facility.

ANZ bank has advised the Company today that it has given its consent to Village Roadshow Limited undertaking a buy-back of up to 43 million ordinary shares.

The consent is valid until 12 October 2005 and is not subject to any other terms and conditions. In particular, the consent of the ANZ Bank is not subject to any additional financial covenants or security.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

18 October 2004

COMPANY UPDATE

IMPLEMENTATION OF CAPITAL MANAGEMENT OBJECTIVES - ORDINARY SHARE BUY-BACK

PROVISION FOR GROUCHO LITIGATION

PROFIT OUTLOOK

BOSWELL DEVELOPMENTS

ON-MARKET BUY-BACK OF ORDINARY SHARES

The Directors of Village Roadshow Limited (other than Messrs R Kirby, J Kirby and G Burke, who are directors of Village Roadshow Corporation Limited ("VRC"), the controlling shareholder of the Company) have met to discuss the further implementation of the Company's capital management objectives following the authorisation by shareholders on Friday 8 October 2004 for the Company to buy-back on market up to 43 million ordinary shares of the Company in the period ending 8 October 2005.

The Company has announced today that the Directors have resolved that the Company will buy-back up to 43 million ordinary shares for up to $92.45m ("Buy-Back") as part of the implementation of the Company's capital management objectives.

The Company proposes to commence the on-market buy back of ordinary shares on Thursday 21 October 2004.

CAPITAL MANAGEMENT OBJECTIVES

The Board of Village Roadshow Limited announced on 26 August 2004 that it had reviewed and affirmed the capital management objectives outlined in the Company's announcement to Australian Stock Exchange Limited on 1 July 2004. The Directors (excluding those Directors who are also directors of VRC) have reaffirmed these capital management objectives.

In brief these can be summarized as follows:

- the overall capital management objective is to create a more efficient capital structure;
- the Directors are of the view that the Company's current capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices for both ordinary and preference shares;

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000. Box 1411M. GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD. 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC. 3141, PO Box 2275, Prahran, VIC. 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

- the Directors also believe that the current capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to holders of both ordinary and preference shares which thereby reduces the investment appeal of both ordinary and preference shares; and

- as a result, the Directors believe that over time and as business circumstances permit, a total issued capital in the range of 235m to 285m shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

To meet the target issued capital of between 235m and 285m under the Company's capital management strategy, the Company currently intends to undertake further on-market buy-backs of up to between 36.5m and 86.5m shares.

A copy of the 26 August 2004 announcement is contained in the Booklet sent to shareholders convening the general meeting for 8 October 2004 ("Booklet").

A copy of the Booklet is available on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au).

The on-market buy-back announced today is in respect to 43 million ordinary shares and is consistent with these capital management objectives.

SHAREHOLDER AUTHORISATION OF ON-MARKET BUY-BACK OF ORDINARY SHARES

Convening of Meeting

In order to enable the Company to maintain flexibility in any future buy-back(s), the Directors convened a general meeting of shareholders to seek approval for the Company to buy-back up to 43 million ordinary shares (being approximately 20.34% of the current issued ordinary shares) on market in the 12 months to 8 October 2005.

The Booklet was released to ASX on 3 September 2004 and mailed to shareholders on 8 September 2004.

Takeovers Panel

Following an application by Boswell Filmgesellschaft mbH ("Boswell") to the Takeovers Panel on 17 September 2004, the Company confirmed in an announcement to ASX on 1 October 2004 that it had given an undertaking to the Takeovers Panel. A copy of the Company's 1 October announcement is available on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au). A copy of the undertaking is attached to Media Release No: 88/2004 of the Takeovers Panel which is available on the Panel's website (www.takeovers.gov.au) and the ASX website (www.asx.com.au).

The effect of such undertaking was that the Company would not buy-back any ordinary shares pursuant to any authorisation approved by shareholders at the general meeting unless such approval was given by a majority of votes cast on the resolution to be put to the general meeting by shareholders other than VRC and its associates.

The Takeovers Panel made a Media Release on 1 October 2004 setting out its decision in respect to Boswell's application of 17 September 2004. A copy of Media Release No: 88/2004 of the Takeovers Panel is available on the Panel's website (www.takeovers.gov.au) and the ASX website (www.asx.com.au)

A further Media Release No: 90/2004 was made by the Takeovers Panel on 7 October 2004. The Panel advised that it expected that the Company would take account of votes cast by or on behalf of Canberra Theatres Limited ("CTL") on the buy-back resolution to be put to the general meeting in the same manner as any other votes cast by shareholders who are not associates of VRC.

A copy of Media Release 90/2004 is available on the Panel's website (www.takeovers.gov.au).

Results of General Meeting

At the general meeting of shareholders held on 8 October 2004, the Chairman of the meeting, Peter Jonson, gave an address to shareholders summarising the purpose of the meeting. A copy of the Chairman's address is available on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au)

At the general meeting, the resolution to authorise the on-market buy-back of up to 43 million ordinary shares was passed by a majority of shareholders other than VRC and its associates.

An announcement that the resolution was passed and providing the information required under section 251AA of the *Corporations Act* was made by the Company to ASX on 11 October 2004. A copy of this announcement is available on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au).

SOURCE OF FUNDS FOR THE BUY-BACK

At the time of the issue of the Booklet, the Company had not put in place the financing for further on-market buy-backs.

In the Booklet, the Company advised that there were a number of transactions which, if completed, would make funds available for the buy-back of shares:

- negotiations were continuing for the sale of the Company's interest in the cinema joint venture in Taiwan; and

- proposals in respect to new borrowings for some of the Company's cinema interests were then under negotiation with banks.

The Directors advised that they believed that there were reasonable grounds to believe that these transactions would be completed in the next few months and that if all of those transactions were successful, it was expected that funding of up to $100m will be available to the Company for further buy-backs.

Since the issue of the Booklet :

- the Company announced on 24 September 2004 that it had sold its 50% interest in the mall advertising business Eye Shop to its joint venture partner for $14.9m. A pre-tax profit of $7.7m will be realised by the Company on the sale. The availability of these funds was not anticipated when the Booklet was issued.

  In this announcement the Company also gave a further film production update in respect to the year ending 30 June 2005 following the performance below the Company's expectations of the film *Catwoman*.

- the Company announced on 29 September 2004 that negotiations had been completed and binding legal commitments had been entered into in respect to a new finance facility led by ANZ Bank for the Company's interests in its Australian multiplex joint venture with Greater

Union ("Australian Cinema Facility"). Discussions with the ANZ Bank in respect to an additional $20m under this facility continue to progress and the Directors are optimistic that that this additional capacity will be available.

The Australian Cinema Facility is for a fixed term of 5 years with semi-annual principal reductions of either $3.75m ($60m drawdown) or $5m ($80m drawdown) commencing in June 2006 with a bullet of either $33.75m ($60m drawdown) or $45m ($80m drawdown) at the end of 5 years.

Copies of the Company's announcements of 24 and 29 September 2004 are available on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au).

The Company currently has available to it cash deposits of at least $75m (including the proceeds from the sale of Eye Shop).

Negotiations continue to progress for the sale of the Company's interest in the cinema joint venture in Taiwan ("Taiwan Sale") and the Directors remain confident that this transaction will be consummated in the next week or so. Based on the current negotiations, the Company expects that, if the Taiwan Sale is consummated:

- the Company will, based on current exchange rates, realise proceeds of US$19 million (approximately A$26.4 million) and a pre-tax profit of approximately $2.64 million;

- a non-refundable cash and security deposit of US$11.4 million is payable on signing with approximately US$3.42 million (approximately A$4.75 million) being released to the Company on signing and the balance of the proceeds available on closing in January 2005.

In assessing the Buy-Back, the Directors have reviewed the Company's projected cash flows, capital needs over the next 3 years and existing contingent liabilities.

The Buy-Back will require up to approximately $93.45 million (including legal, brokerage and other costs of approximately $1 million) and be funded primarily out of:

- funds available under the Australian Cinema Facility (initially up to $60 million); and

- a portion of the cash on deposit (including the proceeds of the sale of Eye Shop) (up to $33.45 million).

Any proceeds from the Taiwan Sale will initially be used to reduce debt and/or increase cash on deposit.

CORPORATE BANKING FACILITY

Any further buy-back of ordinary shares requires the approval of the Company's principal banker, ANZ Bank under the Company's corporate banking facility.

As announced on 12 October 2004, ANZ Bank has given its consent to the Company buying-back up to 43 million ordinary shares.

The consent is valid until 12 October 2005 (the approval by shareholders on 8 October 2004 is valid until 8 October 2005) and is not subject to any other terms and conditions. In particular, the consent of the ANZ Bank is not subject to any additional financial covenants or security.

ANZ Bank consent is not required for a buy-back of A class preference shares.

A copy of the Company's announcement of 12 October 2004 is available on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au)

FINANCIAL COVENANTS AND SOLVENCY

The Directors have reviewed the financial and other covenants under the Company's relevant banking facilities and have analysed the effect of the Buy-Back on the financial condition and solvency of the Company following the Buy-Back.

Management cash flow forecasts and financial covenants for the next 3 years have been considered by the Board. In addition, the Directors have reviewed the contingent liabilities referred to in Notes 23(a)(viii) to (xii) to the audited financial statements of the Company for the year ended 30 June 2004 ("2004 Financial Statements").

The 2004 Financial Statements were released on 3 September 2004 and are also set out in Annexure 3 to the Booklet (see below under "Contingent Liabilities").

Based on this review and analysis, the Directors believe that:

- following the Buy-back, the Company will be able to continue to meet its financial and other covenants under its relevant banking facilities; and
- the Buy-Back will not materially prejudice the Company's ability to pay its creditors

FINANCIAL EFFECT OF THE BUY-BACK ON THE COMPANY

Based on an average price for the ordinary shares to be bought back under the Buy-Back being $2.15, the Buy-Back will cost the Company approximately $93.45 million (including legal, brokerage and other associated costs).

It is important to note that the Buy-Back may occur at an average price above or below $2.15 per Ordinary Share, subject to the Listing Rules.

Since release of the 2004 Financial Statements on 3 September 2004, the Company has:

- closed the sale of its interest in Eye Shop for $14.9 million and announced the impact of the negative effect of the performance of the film, *Catwoman* (see above);
- established the Australian Cinema Facility (see above);
- following the review of contingent liabilities and a meeting with representatives of the plaintiffs on 18 October 2004, the Directors believe that a provision of $10 million should now be made in respect of the contingent liability referred to in Note 23(a)(xii) of the 2004 Financial Statements (see below under "Contingent Liabilities")

A pro forma statement of financial position of the Company as at 30 June 2004 based on a buy-back of 43 million ordinary shares at a total price of $93.45 million (including legal, brokerage and other costs of approximately $1 million) together with the above events and assuming the Taiwan Sale is effected as at that date is attached to this announcement as **Annex 1**.

The Directors do not believe that there will be any material adverse effect on the prospects of the Company arising from the Buy-Back.

In Media Release No: 88/2004 of the Takeovers Panel of 1 October 2004 referred to above, the Panel observed that if the price at which the Company was to buy-back ordinary shares was

materially away from the indicative terms disclosed in the Booklet, at some point, the Company would no longer be able to rely on the shareholder authorisation obtained at the general meeting of 8 October 2004. The indicative price in the Booklet was $2.15 per ordinary share and, as a result, the Company will not buy-back shares at a price per share materially above $2.15 under the Buy-Back

There is an 'interest cost' related to either cash used for the Buy-Back that would otherwise have been earning interest, or debt used to fund the Buy-Back. This 'interest cost' is not expected to exceed (on an after tax basis) approximately $2.93 million per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the Buy-Back will be this 'interest cost' and a reduction in net equity of an amount expended by the Company in undertaking the Buy-Back (ie, a reduction in net equity of approximately $93.45 million, on the assumption that the ordinary shares are bought back at the price of $2.15 per share).

Assuming the Buy-Back is completed this year and the Taiwan Sale is effected and as a result of the other events that have occurred since 29 September 2004 referred to above, the Company advises that its estimate of the Group's net profit after tax for the year ending 30 June 2005 has been reduced from approximately $45 million to approximately $43 million.

The reduction in issued capital arising from the Buy-Back will also have the effect of increasing projected earnings per share (based on all issued shares) by approximately 1.1 cents per share..

PARTICIPATION OF VRC IN THE BUY-BACK

VRC currently has a relevant interest in approximately 56.11% of the ordinary shares.

Prior to the issue of the Booklet, VRC advised the Company that it was undecided as to whether or not it will participate in the Buy-Back.

The Company has not received any further information from VRC as to its intentions in regard to participation in the Buy-Back. In this regard, it should be noted that the directors of the Company who are also directors of VRC, Messrs R Kirby, J Kirby and G Burke:

- did not attend the directors meeting at which it was resolved; and
- did not participate in the decision

to undertake the Buy-Back.

Assuming VRC does not participate in the Buy-Back , VRC's voting power in the Company will increase from approximately 56.11% to:

- 59.11% if 25% of the 43 million ordinary shares are bought back under the Buy-Back;
- 62.46% if 50% of the 43 million ordinary shares are bought back under the Buy-Back;
- 66.21% if 75% of the 43 million ordinary shares are bought back under the Buy-Back; and
- 70.43% if 100% of the 43 million ordinary shares are bought back under the Buy-Back.

Shareholders should note, because the buy-back resolution put to shareholders on 8 October 2004 was approved by shareholders not associated with VRC, the Takeovers Panel would see no reason why the change in VRC's voting power as a consequence of the Buy-Back would be objectionable.

Listing Rule 10.1 has the effect that the maximum aggregate amount the Company may pay to VRC under the Buy-Back must be less than 5% of the 'equity interests' (as defined in the Listing Rules) of the Company as set out in its audited financial statements for the year ended 30 June 2004 (5% of such 'equity interests' being $47,435,900) unless shareholder approval is obtained for the purposes of that Listing Rule and an independent expert's report is provided to shareholders. The resolution passed by shareholders on 8 October 2004 did ***not*** constitute shareholder approval for the purposes of the Listing Rule.

The effect is that, assuming a Buy-Back price of $2.15 per ordinary share, the maximum number of ordinary shares the Company may buy-back from VRC under the Buy-Back is 22,063,209. If the Buy-Back price is less, the number of shares able to be bought back from VRC will be greater and if the Buy-Back price is greater, the number of shares able to be bought back from VRC will be less.

As noted in the Booklet, VRC has provided a written undertaking to the Company that it will not participate in any buy back of ordinary shares that results in a breach by the Company of Listing Rule 10.1.

DIVIDEND FOR YEAR ENDED 30 JUNE 2004

If a dividend was paid on both the ordinary shares (7.175 cents) and the A Class preference shares (10.175 cents) on issue at 30 September 2004, a cash payment of approximately A$26m would be required to be made from the Company's cash reserves or credit facilities.

As previously advised to shareholders, with the capital management objective remaining a priority, the Directors believe that the interests of the Company and its shareholders would be best served by deploying these funds in the buy-back of further shares.

In addition, the Company considers that this amount could be relevant in effecting further buy backs in terms of cash flow, bank covenants and in obtaining the necessary ANZ bank approvals.

Having regard to the foregoing and following a review of the audited accounts for the year ended 30 June 2004, the Directors have previously advised that they determined that no dividend will be recommended on ordinary or preference shares for the year ended 30 June 2004.

In accordance with previous announcements, consideration of dividends for the year ending 30 June 2005 will be made following the review of the audited accounts for the year ending 30 June 2005 and in light of the then current circumstances, including the outcome of the Company's capital management strategy.

It is expected that this review will take place at the end of August 2005.

CONTINGENT LIABILITIES

As stated above, as part of the review of the financial and other covenants, the Directors have reviewed the contingent liabilities referred to in Notes 23(a)(vii) to (xii). A summary of this review is set out below:

(viii) Claims – Village Roadshow Pictures (USA) Inc

There has been no material change in respect of the Meeker & Hool litigation referred to in this Note since 3 September 2004, the date of the 2004 Financial Statements. The plaintiffs' motion to add the Company as a judgment debtor to the VRP USA judgement has been set for 17 November 2004. As stated in the 2004 Financial Statements, the Company will oppose this motion.

(ix) Other contingent liabilities – Film Production

There has been no change to the terms of the revolving USD900 million film financing facility since 3 September 2004. The Company does not believe that the performance of the film, *Catwoman*, (referred to in its announcement of 24 September 2004) will result in any material permanent difference to the arrangement referred to in the Note.

(x) Other contingent liabilities – Income Tax

The Directors do not believe that any update is necessary in respect of this Note.

(xi) Other contingent liabilities – Claim received from Mr Peter Ziegler

A court ordered mediation, which took place on 4 October 2004, did not result in a resolution of this proceeding.

As set out in the Note the Company does not believe this claim will have any material effect on its financial position. A trial date has been set, commencing in March 2005 but the Company does not believe, having regard to the nature of the claim, that a resolution will be reached for a number of years.

(xii) Other contingent liabilities – Claim received from Groucho II Partners

Following the review referred to above and a meeting with representatives of the plaintiffs on 18 October 2004, the Directors believe that a provision of $10 million should now be made in respect of any and all claims in respect of the proceedings referred to in the Note.

Details of Contingent Liabilities

Full details of these contingent liabilities are set out on pages 42 and 43 of the 2004 Financial Statements (including on pages 66 and 67 of the Booklet). A copy of the 2004 Financial Statements can be found on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au)

BOSWELL DEVELOPMENTS

The Company has today received a letter dated 17 October 2004 from Boswell ("Boswell Letter") advising that it is working on a proposal (and has apparently been doing so for the past year) to acquire all of the ordinary shares in the Company.

The text of the Boswell letter is attached to this announcement as **Annex 3**.

The Company has this evening replied to the Boswell Letter. In essence, the Company has serious doubts about the capacity of Boswell to put forward any meaningful proposal capable of acceptance by the Company's shareholders. Boswell has attempted on a number of occasions to thwart the Company's capital management objectives since 2003 and the Company believes this is simply one further attempt to do so.

A copy of the Company's reply to Boswell is attached to this announcement as **Annex 2**.

As the Boswell Letter does not constitute notice of intention to make a takeover bid and in light of the matters set out in the Company's reply, the Directors do not believe it is in the best interests of shareholders to delay the Buy-Back.

ADDITIONAL INFORMATION

Since the issue of the Booklet and the 2004 Financial Statements on 3 September 2004, the following announcements have been made to ASX in respect of the Company:

- This announcement – 18 October 2004
- ANZ consents to ordinary buy-back – 12 October 2004
- Non-VRC Shareholders Endorse Capital Management Objectives – 11 October 2004
- Chairman's Address to Shareholders – 8 October 2004
- Village Roadshow Limited 03: Panel Decision – 1 October 2004 (released by Takeovers Panel)
- General Meeting - 8/10/2004 - Update - 1 October 2004
- General Meeting - Update: Source of Funds for Buy-Back - 29 September 2004
- Eye Corp acquires 100% of Eye Shop - 24 September 2004 (released by Ten Network Holdings)
- Sale of interest in Eye Shop/Further film production update - 24 September 2004
- Village Roadshow Limited 03 - Panel Receives Application - 17 September 2004 (released by Takeovers Panel)
- Change in substantial holding - 15 September 2004 (lodged by Granada)
- Change in substantial holding - 14 September 2004 (lodged by Granada)
- Change of Director's Interest Notice x 3 – 9 September 2004
- Standard & Poor's Ann: Changes to S&P/ASX Indices – 9 September 2004 (released by S&P)
- General Meeting booklet/proxy mail out to shareholders - 8 September 2004
- Change in substantial holding x 2 - 7 September 2004 (lodged by Granada)

Copies of each of these as well as the Booklet and 2004 Financial Statements are available on the ASX website (www.asx.com.au)

ENQUIRIES: Peter Foo
Finance Director

03 9667 6666

ANNEX 1

VILLAGE ROADSHOW LIMITED GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Audited Results June 2004 A$000	Proposed Buyback Adjustments A$000	Proforma Adjusted Position A$000
Current Assets				
Cash		$110,076	7,850	$117,926
Receivables		$313,869		$313,869
Film library (net)		$250,822		$250,822
Inventories		$2,669		$2,669
Current tax assets		$1,619		$1,619
Other		$23,073		$23,073
Total Current Assets		$702,128	7,850	$709,978
Non-current Assets				
Receivables		$198,236	(23,760)	$174,476
Investments (equity accounted)		$105,221	(7,200)	$98,021
Other financial assets		$7,601		$7,601
Other property, plant & equipment (net)		$251,547		$251,547
Intangibles (net)		$74,105		$74,105
Deferred tax assets		$24,916		$24,916
Radio licences (net)		$464,635		$464,635
Film library (net)		$523,104		$523,104
Security deposits		$102,739		$102,739
Other		$9,046		$9,046
Total Non-current Assets		$1,761,150	(30,960)	$1,730,190
Total Assets		$2,463,278	(23,110)	$2,440,168
Current liabilities		$534,516		$534,516
Total Current Liabilities		$534,516		$534,516
Non-current liabilities				
Payables		$53,750		$53,750
Interest bearing liabilities	- excl convertible notes	$765,216	60,000	$825,216
	- convertible notes	$13,461		$13,461
Deferred and other tax liabilities		$127,191	(969)	$126,222
Provisions (excluding tax liabilities)		$17,888	10,000	$27,888
Other (includes unearned income)		$2,538		$2,538
Total Non-current Liabilities		$980,044	69,031	$1,049,075
Total Liabilities		$1,514,560	69,031	$1,583,591
Net Assets		$948,718	(92,141)	$856,577
Equity				
Parent entity interest:				
Capital/ contributed equity	- excl convertible notes	$755,351	(93,450)	$661,901
	- convertible notes	$14,866		$14,866
Reserves		($58,987)		($58,987)
Retained profits		$115,347	1,309	$116,656
Equity attributable to members of the parent entity		$826,577	(92,141)	$734,436
Outside equity interests in controlled entities		$122,141		$122,141
Total Equity		$948,718	(92,141)	$856,577

NOTES :

The pro forma assumes a proposed buyback of 43 million ordinary shares with a market price per share of $2.15

This, together with costs of approx. $1 million results in an expected total cost of $93,450

The expected total cost will be funded from
1. Use of new Australian cinema debt facility $60m
2. Cash on deposit - $33.45m

The expected post-tax pro rata annual cost of these new borrowings is (annual cost of $4.2 million) $2,933

The pro forma also includes:

A.	Proceeds on sale of Taiwan (assumes consumated)	$26,400
B.	Proceeds on sale of Eye Shop	$14,900
C.	Provision for Groucho claim (Note 23(a)(xii))	$(10,000)

ANNEX 2

- Boswell did not foreshadow its proposal in its recent attempts to prevent the shareholders' consideration of the buy-back resolution passed on 8 October 2004, suggesting to VRL that your letter is simply another attempt to forestall the will of the shareholders in the implementation of VRL's legitimate and publicly announced capital management objectives.

In those circumstances, VRL has nothing before it to suggest that Boswell or you are in any position to undertake a transaction of this scale. Boswell has attempted on a number of occasions to thwart VRL's capital management objectives since 2003 and VRL believes that this is simply one further attempt to do so.

VRL and its Board will continue conducting the affairs of VRL as they consider appropriate in the best interests of all shareholders. In that respect, we note that VRL shareholders have approved the buy-back of further shares in VRL in the implementation of VRL's capital management objectives. Your letter refers to the validity of the buy-back resolution passed on 8 October 2004. There is no question about this. The resolution was passed by a clear majority of shareholders not including VRC and its associates.

Despite VRL's reservations about your financial capacity, VRL would like to give you an opportunity to provide satisfactory evidence of Boswell's financial capacity (including credible binding equity commitments and/or approved credit facilities) to deliver on a transaction of the scale contemplated in your letter. This evidence is requested by no later than 8.00am Melbourne time on 19 October 2004.

In the interests of ensuring that all VRL shareholders are fully informed VRL intends to release your letter, together with this response, to the ASX forthwith. VRL reserves its rights also to release to ASX any evidence that you provide about Boswell's financial capacity in response to this letter.

Yours faithfully

Greg Basser
Director – Commercial & Legal

copy: Minter Ellison
Blake Dawson Waldron

ANNEX 3

Dear Sirs

I refer to the correspondence between Blake Dawson Waldron and Minter Ellison over the past year including the applications to the Takeovers Panel and the court actions culminating most recently in the correspondence about the validity of the buy back resolution. For that entire period Boswell Filmgesellschaft mbH ("Boswell") and I personally have been focussed on how the real value of VRL could be made available to the shareholders generally.

The purpose of this letter is to inform the Village Directors that Boswell, with the above in mind, is urgently working on a proposal to acquire all the ordinary shares in Village (including any ordinary shares arising as a result of the conversion of preference shares) for consideration which we believe will be attractive to many Village shareholders.

It would be a condition of any such proposal that the capital structure of Village would remain unchanged and that Village does not dispose of or enter into any material agreements in relation to the film production, distribution, exhibition or radio divisions. We note that our work to date to develop this proposal has been disrupted by successive buy backs, the reasons for and effect of which have not been adequately explained.

At present it appears probable that there will be other conditions included in the finalised proposal. The number of conditions could be limited and value to shareholders maximised if we and our advisors could have access to the information listed in Appendix A to this letter. We will agree to suitable confidentiality restrictions.

We suggest that we engage in discussions with the independent directors (Mr William Conn, Mr Peter Jonson and Mr Barry Reardon) concerning the process from here and the terms of access to information.

We believe that it is in the best interest of the Village shareholders that they have the opportunity to receive a proposal from Boswell. Accordingly we request that Village do not proceed with the buy back for a period of two weeks, which is a short delay in the context of the period Village has to complete the buy back and must be viewed in the context of a possible offer for all the shares of Village at an attractive price. This would permit the real value of the shares to be made available generally.

In this way the shareholders generally could have a real choice between participation in the current buy back and an attractive alternative for all shareholders in respect of their entire shareholding. Acceptance or rejection by each shareholder in respect of their own shares would speak more loudly than votes on buy backs which by definition most shareholders see as a vote about permitting a minority to sell rather than a vote permitting them to unlock value.

In the interests of progressing matters quickly despite the differences in time zones I would ask that all correspondence is copied to Blake Dawson Waldron (attention Marie McDonald) who has kindly agreed to assist in co-ordinating our contact with you.

Finally, I was very surprised to see suggestions in the press that the net worth of Boswell was quoted at $1. You know very well that we discussed, negotiated and showed proof of funding in respect of a significant deal some four years ago. Then as now I am serious. I would like to ask that this letter and our efforts to complete a proposal be dealt with on that basis.

In this regard Boswell have appointed WestLB AG, London Branch as principal banking advisors, Chiltern plc as corporate, tax, and rights valuation advisors and MRI Moores Rowland as financial advisors and will continue to retain Blake Dawson Waldron as legal advisors.

In light of our request to have discussions with you with a view to limiting conditions, and our request for access to the information indicated in Appendix A, and our ongoing

deliberations we must point out that this letter relates to a confidential and incomplete proposal. It does not constitute a notice of intention to make a takeover bid.

Yours truly

Hans Brockmann
Managing Director

cc: Minter Ellison, Blake Dawson Waldron

APPENDIX A

INFORMATION REQUESTED

1. Details in relation to actual and potential tax liability and actual and potential litigation.

2. Plans, negotiations and prospects in relation to the expansion or contraction of each of the Villages divisions.

3. Information the Company may have in respect of the value of Austereo in a potentially more liberal cross media environment.

4. Access to the VRP data room and the information memorandum prepared by Allen & Co.

5. Liquidity/funding constraints in relation to the production division.

6. Supporting documents for the last formal share valuation.

7. Divisional management accounts and financial forecasts.

8. Details in respect of advances and recoupment in respect of film production.

9. Outstanding accounts payable and third party financing.

10. Outstanding productions and the related timeline.

11. Details in respect of the Warner joint venture agreement.

12. A detailed corporate structure.

13. Details in respect of all other (non Warner) joint ventures.

14. Contractual financing and bank debt.

15. Details of any financial obligation that will become payable as a consequence of a change of control.

16. Information provided to Grant Samuel in preparing its report for the buy back schemes.

19 October 2004

COMPANY UPDATE

ORDINARY BUY-BACK
BOSWELL DEVELOPMENTS

In its announcement of 18 October 2004, Village Roadshow Limited advised that it had received a letter dated 17 October 2004 from Boswell advising that it is working on a proposal (and has apparently been doing so for the past year) to acquire all of the ordinary shares in the Company.

The text of the Boswell letter and a copy of the Company's reply were attached to that announcement.

The Company has this morning received a further letter from Boswell in reply to the Company's letter of 18 October 2004. A summary of the Boswell's letter of 18 October 2004 is attached to this announcement as **Annex 2**.

The Company's reply to that letter of 19 October 2004 is attached to this announcement as **Annex 1**.

The Company does not agree with the propositions put by Boswell.

Taking into account the clear endorsement by shareholders (not including VRC or its associates) of the Company's capital management objectives, the Company considers that it is in the interests of shareholders to implement the buy back as endorsed by those shareholders in a timely manner.

The Company believes that Boswell's letter is simply another attempt to forestall the timely implementation of its legitimate and publicly announced capital management objectives.

As advised yesterday and in light of the matters set out in the Company's replies to Boswell of 18 and 19 October 2004, the Directors do not believe it is in the best interests of shareholders to delay the buy back.

ENQUIRIES: Peter Foo
Finance Director
03 9667 6666

ANNEX 1

For future correspondence purposes, could you please note that your correspondence should be addressed to the Melbourne office of VRL - 206 Bourke Street, Melbourne, Victoria, Australia, 3000 (facsimile 61 3 9654 6963).

Yours faithfully

Greg Basser
Director - Commercial & Legal

copy: Minter Ellison
Blake Dawson Waldron

ANNEX 2

SUMMARY OF BOSWELL LETTER – 18 OCTOBER 2004

In its letter of 18 October 2004, Hans Brockmann, Managing Director of Boswell:

- notes that his letter to the Board requested that discussion be conducted with the independent directors. This is because of what he says is the connection between certain executive directors and VRC. Mr Brockmann says that VRC stands to significantly increase its percentage holding in Village, if the buy back proceeds and it does not participate;

- confirms that Boswell is well aware that if it does submit a proposal to Village to acquire shares it will need to have the necessary arrangements in place to ensure funding of any acquisition. He states, however, that no proposal has been submitted and it is premature to require evidence of financial capacity;

- notes that Village indicated in its announcement to ASX on 18 October that it intends to proceed with the buyback on 21 October. He expresses the view that there does not seem to be any pressing need for Village to proceed with the buyback immediately (or in the next 2 weeks). He alleges that Village has itself stated that it believes it has approx 12 months in which to conduct the buy back.; and

- again requests that Village provide Boswell with a 2 week opportunity to seek to develop an alternative proposal.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

19 October 2004

SALE OF INTERESTS IN CINEMA JOINT VENTURE – TAIWAN

Village Roadshow Limited announced that legally binding agreements for the sale of the Company's interest in the cinema joint venture in Taiwan ("Taiwan Sale") were entered into late yesterday, 18 October 2004.

The sale by the Company and its joint venture partner, Warner Bros., is to a consortium of buyers, including Golden Harvest of Hong Kong and local Taiwan buyers. The sale is subject to a number of conditions, including regulatory approvals in Taiwan and Golden Harvest shareholder approval. These approvals are anticipated to be obtained over the next three months, with completion of the transaction scheduled for January 2005.

The Taiwan Sale has been effected on the terms envisaged by the Company's announcement of 18 October 2004 and, in particular:

- the Company will, based on current exchange rates, realise proceeds of US$19 million (approximately A$26.4 million) and a pre-tax profit of approximately A$2.64 million;
- a non-refundable cash and security deposit of US$11.4 million has been provided by the purchasers with approximately US$3.42 million in cash (approximately A$4.75 million) due to be released shortly to each of Village and Warner Bros.; and
- the balance of the proceeds payable to the Company are to be released at closing, expected for January 2005.

The pro forma statement of financial position of the Company as at 30 June 2004 attached to the Company's announcement of 18 October 2004 was prepared on the assumption that the Taiwan Sale was entered into. As a result, the Taiwan Sale will have no effect on this pro forma statement of financial position.

Similarly, the estimate of the Group's net profit after tax for the year ending 30 June 2005 of approximately $43m referred to in page 6 of the 18 October 2004 announcement assumed the Taiwan Sale was effected. Accordingly, the Company's estimate of such profit remains unchanged.

ENQUIRIES: Peter Foo
Finance Director

03 9667 6666

VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".

2. If you are an ordinary shareholder attending the meeting, **please bring your bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.

3. **Only ordinary shareholders may vote at the meeting**. A class preference shareholders may attend but not vote. Any votes cast by A class preference shareholders will be disregarded in determining the result of the resolutions.

4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote.

5. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.

6. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.

7. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the *Corporations Act 2001*.

8. In accordance with Regulation 7.11.37 of the *Corporations Act 2001*, all ordinary securities of the Company that are quoted securities at 7.00 pm Melbourne time on Wednesday 24 November 2004 are taken, for the purposes of the above meeting, to be the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on Friday, 26 November 2004.

APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint not more than 2 persons as their proxy or proxies to attend and vote at the meeting on their behalf. The person appointed may be an individual or a body corporate. If more than one proxy is appointed, the appointment is of no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the *Corporations Act 2001* or signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.

7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of all resolutions.

8. The proxy form for ordinary shareholders is enclosed with this Notice of Meeting. To be valid it must be completed and deposited, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

   Computershare Investor Services Pty Limited
   452 Johnston Street
   Abbotsford Vic 3067

   or returned to the share registry in the reply paid envelope provided so that it is **received not later than 10.00 am Melbourne Time on Wednesday 24 November 2004**. Alternatively, the proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 **if received by the same time.**

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Proxy Form/Invitation

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Village Roadshow Limited

ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

VRL

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy, please write here the full name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Village Roadshow Limited to be held at Roxy Cinema, Warner Bros. Movie World, Pacific Motorway, Oxenford, Queensland on Friday 26 November 2004 at 9.00am Brisbane time and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item B i	Re-election of a Director - Robert G. Kirby			
Item B ii	Re-election of a Director - Peter E. Foo			
Item B iii	Election of a Director - D. Barry Reardon			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

VRL 1PR 007637 V_00C7KB

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

27 October 2004

Austereo Buy-back

Village Roadshow Ltd ("VRL") refers to today's announcement by Austereo Group Limited ("Austereo") regarding the purchase of 6,056,538 Ordinary Shares pursuant to Austereo's on-market buy back.

VRL confirms that it did not participate in Austereo's buy back of those shares and, upon cancellation of the shares bought back, VRL's relevant interest in Austereo ordinary shares will increase from 59.93% to 60.81%.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Appendix 3C

Announcement of buy-back (except minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares
3	Voting rights *(eg, one for one)*	Voting (one for one)
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	211,413,107
6	Whether shareholder approval is required for buy-back	Yes – approved at General Meeting on 8 October 2004
7	Reason for buy-back	As set out in Notice of General Meeting and Explanatory Information booklet dated 3 September 2004

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in announcement to ASX dated 18 October 2004 and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Securities Australia Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	43,000,000 Ordinary shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	8 October 2005
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28 October 2004
Company Secretary

Print name: S L Driscoll

+ See chapter 19 for defined terms.

28 October 2004

COMPANY UPDATE

BOSWELL DEVELOPMENTS

Further to our announcement yesterday, we have been advised this morning by Boswell Filmgesellschaft mbH ("Boswell") that WestLB AG had been appointed by Boswell on Sunday 17 October 2004 but that such appointment was terminated as of Friday 22 October 2004.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	28 October 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	n/a	20,096,392
4	Total consideration paid or payable for the shares	n/a	$44,309,328.93

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: n/a date: lowest price paid: n/a date:	highest price paid: $2.20 lowest price paid: $2.20 highest price allowed under rule 7.33: $2.3352

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,903,608

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29 October 2004
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

29 October 2004

Advice from Village Roadshow Corporation Limited

Village Roadshow Limited ("VRL") announces that it received notice today from Village Roadshow Corporation Limited ("VRC") that VRC sold 10 million VRL ordinary shares on market on Thursday 28 October 2004.

29 October 2004

Austereo Buy-back

Village Roadshow Limited ("VRL") refers to today's announcement by Austereo Group Limited ("Austereo") regarding the purchase of 952,758 ordinary shares concluding Austereo's on-market buy back.

VRL confirms that it did not participate in Austereo's buy back of those shares and, upon cancellation of the shares bought back, VRL's relevant interest in Austereo ordinary shares will increase from 61.56% to 61.70%.